Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

2006-05-15
Your date

Your reference

Commission File No. 82-1463

06013832

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

RECEIVED
2006 MAY 30 P 2:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik to acquire Swedish-Japanese Hagby-Asahi, dated 11 May 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

5/31

SEC-brev 060410 SDS Australia

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik to acquire Swedish-Japanese Hagby-Asahi

Sandvik has reached an understanding with Asahi Diamond Industrial Co Ltd, Japan, to acquire Hagby-Asahi AB, including its subsidiaries in Finland, US and Canada. Hagby-Asahi is one of the market's leading manufacturers and suppliers of diamond tools and equipment for the mining, construction and metal working industries as well as a supplier of diamond drill rigs for mineral exploration.

The acquisition is expected to be completed by 1 July 2006.

Hagby-Asahi AB reported sales in 2005 of about SEK 160 M. The company´s head office is located in Nora, Sweden. In addition to the manufacturing unit in Nora, it has sales offices in Finland, US and Canada. The total number of employees is approximately 100.

Hagby-Asahi AB will be included in Sandvik Mining and Construction but will also supply the Sandvik Tooling business area with products and services within diamond tools.

"The acquisition is in line with the Sandvik Group's long-term strategy of continued profitable growth. Hagby-Asahi is a company with a strong market position, particularly in the Nordic region, and through the acquisition we intend to continue our expansion globally, within exploration" says Lars Josefsson, President of the Sandvik Mining and Construction business area. "Particulary, Hagby-Asahi's strength within diamond drill technology and mineral exploration complements Sandvik's current operations, while at the same Hagby-Asahi gains access to Sandvik's global resources."

Asahi Diamond Industrial Co Ltd, will remain a supplier to Hagby-Asahi for diamond tools and other diamond-related products.

Sandviken, 11 May 2006

Sandvik AB; (publ)

For further information, contact Lars Josefsson, President of the Sandvik Mining and Construction business area. +46 (0)26 26 51 51.

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys and resistance heating materials and process systems. The Group has 39,000 employees in 130 countries, with annual sales of approximately SEK 63,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a world-leading manufacturer of drilling and excavation machinery, tools and service for the mining and construction industries. Annual sales amount to SEK 20,600 M, with about 10,600 employees.

Hagby-Asahi AB was founded 1960 under the name Hagby Bruk AB. Hagby-Asahi today ranks as a leading supplier of diamond tools and core drills with all accessories. Design, development and manufacturing take place in Nora, Sweden and the products are sold all over the world. Annual sales amount to SEK 150 M, with about 110 employees, including wholly owned subsidiaries in Canada, Finland and the U.S. Hagby-Asahi is a wholly owned subsidiary of Asahi Diamond Industrial Ltd, Japan. The parent is one of the world's largest manufacturers of diamond tools with plants in Japan and subsidiaries in South Korea, Taiwan, Sweden, Australia, France and the U.S. Asahi Diamond Industrial Group has 1,600 employees with annual sales of approximately SEK 2,300 M.